Exhibit 3.1.5

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION

Artemis International Solutions Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) does hereby certify:

FIRST:  By requisite vote of the Board of Directors of the Corporation, resolutions were adopted setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation, declaring such amendment to be advisable and directing that the proposed amendment be submitted to the stockholders for their approval.

SECOND:  The following amendment to the Amended and Restated Certificate of Incorporation was approved in accordance with Section 242 of the General Corporation Law of the State of Delaware.

The Amended and Restated Certificate of Incorporation is hereby amended by deleting the first paragraph of Article III of the Amended and Restated Certificate of Incorporation, and inserting the following in lieu thereof:

“The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 75,000,000, consisting of (a) 50,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”) and (b) 25,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).”

The Amended and Restated Certificate of Incorporation is further hereby amended by adding the following to the end of the third paragraph of Article III of the Amended and Restated Certificate of Incorporation:

“Notwithstanding any provision in the foregoing which would otherwise empower the Board of Directors, a vote of the holders of shares of Preferred Stock and Common Stock shall be a prerequisite to the issuance of additional stock in connection with a transaction other than a public offering involving:

(i) the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book value or market value which together with sales by officers, directors or substantial shareholders of the Corporation equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

(ii) the sale, issuance or potential issuance by the Corporation of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book value or market value of the stock.

THIRD:  This Certificate of Amendment shall become effective immediately upon filing.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed this 24th day of January 2005.

ARTEMIS INTERNATIONAL
SOLUTIONS CORPORATION

By:	/s/ Charles Savoni
Name: Charles Savoni
Title: Senior Vice President